FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 30, 2012

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc

Annual General Meeting

30 May 2012

The Royal Bank of Scotland Group plc will hold its Annual General Meeting at 2.00 pm today. The meeting will deal with the proposed resolutions as set out in the Notice of Meeting issued to shareholders on 24 April 2012. The following is an extract from the speech to be made by Philip Hampton, Chairman, at the meeting.

"This year's AGM finds the new leadership of RBS three years into the job of restoring the health of this business.

And it offers us a chance to reflect on a 12 month period which has seen steady progress towards making RBS a stronger, safer business, against the background of continuing, substantial strain in many of our markets.

There are, of course, two key challenges in the strategy for the RBS recovery. We must continue to operate a large, long-established, and complex banking group that serves 30 million customers internationally.  Whilst ensuring these businesses perform well, and meet both customer needs and shareholder expectations, we need also to de-leverage and de-risk what was the world's largest bank balance sheet when the financial crisis began in 2007.  This dual challenge is arguably unprecedented in scale, and makes the judgment of performance and delivery more complex than for businesses that are in a steadier state.

It is within the framework of these two challenges that I will report our progress to you today.

Our first job focuses on the core tasks that face a bank like RBS with a number of well placed banking businesses in a range of geographic and product markets.  We must continually improve the way we operate our core franchises in retail, commercial, and wholesale banking. We can only do this by making sure that our customers are at the heart of our decision-making process and that we put their interests first. I will come back to that in a moment, after highlighting elements of our financial performance.

In measuring our performance in our core businesses, we need to start by acknowledging that the performance of banks is strongly linked to the success or failure of the economies, effectively the customers, they serve.  Economic conditions in our main markets remained difficult throughout 2011, not least due to the uncertainties brought on by the continuing Eurozone crisis.  In tough economic times our customers do less business with us, and less attractive business too - it is that simple.

However, I am pleased to report that despite the difficult economic climate, our core businesses have delivered solid profits over the past year. Our overall performance, however, continued to be held back by losses in our non-core businesses and some major charges around particular events. Let me briefly run through some financial highlights.

Overall as a Group we reported an operating profit of £1.9billion in 2011, a second successive year of operating profits at Group level.  This was driven by strong performances in our core retail and commercial businesses.  In the UK, in particular, our retail and commercial businesses together earned an operating profit of £3.3billion last year.

Our GBM division earned £1.5billion in operating profits in 2011, less than half the level of the previous year, reflecting a difficult year for most investment banks, particularly as the year progressed.  As you will know the company unveiled a significant restructuring of the GBM division in January.  Despite the inevitable disruption caused by such a restructuring, in the first quarter of this year our re-named Markets and International Banking division has returned to profit.

In the United States our Citizens business had another year of solid financial progress, and we look forward to further improvement there as the US economic recovery continues.

In Ireland the domestic economy continues to be very weak, despite growth in the export sector. Unemployment remains high and residential property values continued to decline. These conditions led to substantial losses both in 2011 and in the first quarter of the current year, largely reflecting the level of impairments on the residential mortgage portfolio.  We continue to progress a number of cost management initiatives across the business.

Direct Line Group moved into profit, a £749million improvement on 2010, and is increasingly well positioned for a planned flotation of the business.

Set against this strong performance in a tough environment were two large charges. The first, now amounting to around £1.2 billion, related to the misselling of Payment Protection Insurance over many years.  Whilst nearly all of these charges relate to sales before 2009, the PPI episode must be a reminder to all banks of the massive costs which can be associated with inappropriate sales processes.  RBS was not the major player in this area, but it is vital that we learn our lessons from it, both for our customers and our shareholders.

The second major charge relates to the Eurozone crisis, in particular the extraordinary events in Greece, which has affected many financial institutions materially. We have taken a £1.3billion write down on our positions in Greek sovereign debt.  We have no remaining exposure to Greek sovereign debt, and our exposure to sovereign debt in the so-called Euro periphery is now modest in scale, relative to our size.

But let me return to what we are doing for customers. Stephen Hester and his team are leading a fundamental realignment of our businesses that puts our customers back at the core of our strategy.

I believe the benefits of this effort can be seen across the Group.  Brian Hartzer will be leaving UK Retail next month to be closer to his children in Australia.  But he will be leaving behind a division with a much sharper customer focus.

The latest independent audit of UK Retail's Customer Charter shows Brian has made real progress on the things customers most wanted changed.

Among the top gripes two years ago were waiting times in queues or on the phone - 80% of customers are now served within 5 minutes, and 90% of calls are answered by a person - rather than an automated system - in under a minute.  This is a major improvement.

People were also clear that they valued physical branches in their local communities - over the last 2 years we've kept 242 branches open where we are the last bank in town.

I am also pleased to report that we have recruited Ross McEwan from Commonwealth Bank of Australia to replace Brian.  Ross has led CBA to the top of the customer satisfaction tables in the highly competitive retail banking market in Australia.

Our UK corporate business continues to support more small businesses than any other bank.  Despite understandable weak demand for credit, last year RBS was responsible for more than 40% of all lending to SMEs, well in excess of our natural market share of 25-30%.

Citizens Consumer Banking accelerated the roll-out of its customer commitments to the entire branch footprint, finishing ahead of schedule. The commitments are focused on listening to the customer, making banking accessible and earning trust.  As I mentioned, the financial performance at Citizens is also improving steadily.

Coutts and Adam & Co. both continued to prepare the deployment of a single global technology platform with the UK rollout completed in Q1 2012. The bank's strategic investment will enable the business to operate as an international organisation on a single IT platform, transforming the way clients are served.

Finally but vitally, our announcement in January this year of our restructuring of the wholesale division and withdrawal from the loss-making equities business, will allow us to invest our resources and energy in those activities that our customers most value and where our strategic positions are the strongest. We remain committed to helping our clients across the whole spectrum of debt markets and risk management. Our restructuring is also consistent with a continuing reduction in our risk profile and capital intensity.

So on job one - improving and managing our core businesses - I am pleased that our team is delivering well in a challenging market, providing financial results that compare well to our peers, and increasing the focus on customer needs.

That said, we, along with other banks operating in mature markets face a challenge. The profitability of our core bank is held back by the generally weak economic environment in our markets. Profits are also under long-term pressure from increased regulation. Elements of increased regulation are to be welcomed and RBS's shareholders need little reminding that their own interests are ill-served by ineffective regulatory and capital regimes. But, constant vigilance is required to make sure that we get the balance right between regulation, customer needs, and the sustainability of the industry, including required market-based returns for shareholders.

Let me talk now about the second job being done at RBS - making this bank safer and sounder - where I believe we can point to significant achievements and outperformance.

Let me remind everyone what this new board and new management team inherited following the financial crisis:

• At over £2 trillion RBS had the biggest bank balance sheet in the world just as the market peaked

• At 154% our loan to deposit ratio meant that we were reliant on wholesale funding markets to fund this balance sheet just when they were at their most volatile and unreliable

•Our core tier one capital ratio had fallen to just over 4% just as we were about to report the largest loss in UK corporate history

•Our IT, risk, and compliance systems were significantly underpowered just as regulators were about to refocus their attention on these issues, and just when management needed them most

In short, RBS was over-stretched, over-leveraged, over-exposed, and under-powered.  And RBS's weakness was a major systemic threat.  We had to assemble a top team to address this threat, while not losing focus on the first job of running this bank.

And what has been achieved on this front has been very significant:

• We are rapidly approaching a 1 to 1 loan to deposit ratio and have already achieved this 'golden rule' of banking in our core businesses, and our liquidity is massively improved

• Our capital position has improved dramatically with our core tier 1 at 10.6% at year end

•We are well underway with a quiet revolution in our approach to risk, as investment in systems and training mean we ask much tougher questions of ourselves and focus on long-term value creation for our shareholders

When you are in the thick of a turnaround plan as vast as this one in these very challenging times, it is sometimes difficult to appreciate just how much progress we are making.  But the scale of this progress crystallised earlier this month when the bank made the final £5 billion repayment on the hundreds of billions in emergency lending support we received from central banks and the UK Government during the crisis.  That is a major accomplishment and one that has been achieved much faster than originally expected.

After the questions today we will hopefully be taking another major step with the proposed sub-division and consolidation of the bank's ordinary share capital.  This is an important change for our shareholders.

RBS currently has a very high number of shares in issue - nearly double that of any other FTSE 100 company.  If the resolution is approved it will reduce the number of shares in issue.  While the value of each individual or institution's total share holding is not expected to change as a direct result of the consolidation, the Board believe that the reduction in the number of shares in issue could help reduce volatility and dealing costs. I am of course happy to take any questions shareholders may have on this before we vote on Resolution 19.

There are of course still risks on the horizon and the task of rebuilding RBS has some way to go. It is important for me and the board that the RBS management team is given the support and the freedom they need to continue their work to make us still safer and stronger.

Stephen Hester and his team are high quality executives and the way they are approaching the huge tasks in front of them matters to all of our shareholders - both private and public.

There has been much public and media debate in recent months about the levels of rewards to top business people and of course at the start of the year the bank became embroiled in a very public debate after the board approved my recommendation to award Stephen Hester a bonus for his 2011 performance.

This controversy was difficult for the business and our shareholders.  I have made clear that it is a matter of personal regret that we failed to anticipate the scale of the public reaction to the issue.  Subsequently, of course, other businesses have attracted protests against pay from shareholders and other stakeholders to a previously unknown level, in the UK and some other countries. The RBS position was unique, however, in that the bonus award was supported by UKFI, our majority shareholder, and I believe by the great majority of our institutional shareholders too.

I make reference to the episode today because I believe it provided an unusual moment for the bank and all of our stakeholders to reflect on the scale of the task to turn RBS around. The question quickly broadened to not just "does Stephen Hester deserve a bonus" to "is RBS making progress."  And given the genuine public interest in this company this was a fair discussion to be having.

Midway through our five year strategy we had to re-articulate our mission and our goals.  Under public scrutiny, we had to not just say we were beating our targets, we had to regain legitimacy for our yardsticks for progress. There is simply a great amount at stake for all the people in this room and our tens of millions of taxpayer shareholders beyond it. The business will need a top management team to be in place to have the best chance of maximizing value when the time comes for the UK government to sell its interests.

There is, however, still much to reflect on in this area.  Whilst many business leaders and commentators offered support for Stephen Hester and his team for the challenges they face and the progress they have made, concerns about high levels of executive pay generally will probably continue to put extra focus on RBS in the future.

The role of the board is to recruit, retain and, as appropriate, incentivise the top quality team we need for the world-class challenges we face.  We need to do this whilst recognizing both the understandable concerns arising from our unusual ownership structure, and the realities of the market level of pay for top executives.

Stephen and his leadership team are, of course, only the very visible tip of the iceberg at RBS. Working to support them are 145,000 staff all of whom are working together to build a new RBS. I would like to place on record my thanks and those of the Board for everything they do. As I have said before the vast majority of our people are earning average pay in an industry that is going through painful change. They have been resilient and focused on their job of providing high quality service to the customers they serve, in their communities, day-in day-out.

Before I open the floor to your questions, let me repeat again that we know just how high people's expectations are of our performance.  We also know and accept the extra scrutiny that comes with those expectations.

As a company we believe we are building a bank that is built to last.  But we know that all of our shareholders and all those with an interest in us will make that judgment themselves.

As the Chairman of this company I want the new RBS to continue to be a much more open, engaged and customer-focused business.  We have already made significant progress and have led UK banks in the transition, for example, to full quarterly reporting, and we continue to win plaudits for the quality and depth of our disclosures.

But the kind of openness that is required to rebuild trust in this business goes beyond that.  The Board wants RBS to set the industry standard in public engagement and accountability. We must be willing to make our case in a wide variety of forums.  We must establish maximum openness around our strategy and performance whenever commercial sensitivities allow us to do so.

This shift in culture is underway, but will take time. But I believe that our efforts to improve transparency and openness will be a crucial part of our efforts to improve our reputation and make this a bank that is built to last."

Contact

Jason Knauf

Head of Group Media Centre

0131 523 4414

Forward Looking Statements

Certain sections in this presentation contain 'forward-looking statements' as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'believes', 'should', 'intend', 'plan', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'will', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on such expressions.

In particular, this presentation includes forward-looking statements relating, but not limited, to: the Group's future financial performance; the continued reduction in non-core assets; the achievement of certain key performance targets, including those related to loan:deposit ratio, and Core Tier 1 Capital; and the further realignment of businesses in line with the Group's strategy. These statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements.

Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this presentation include, but are not limited to: general geopolitical and economic conditions in the UK and in other countries in which the Group has significant business activities or investments, including the United States; the global economy and instability in the global financial markets, and their impact on the financial industry in general and on the Group in particular; the ability to access sufficient sources of liquidity and funding; the recommendations made by the Independent Commission on Banking (ICB); the ability to implement strategic plans on a timely basis, or at all, including the disposal of certain non-core assets and assets and businesses required as part of the State Aid restructuring plan; organisational restructuring, including any adverse consequences of a failure to transfer, or delay in transferring, certain business assets and liabilities from RBS N.V. to RBS; the full nationalisation of the Group or other resolution procedures under the Banking Act 2009; deteriorations in borrower and counterparty credit quality; costs or exposures borne by the Group arising out of the origination or sale of mortgages or mortgage-backed securities in the United States; the extent of future write-downs and impairment charges caused by depressed asset valuations; the value and effectiveness of any credit protection purchased by the Group; unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices and basis, volatility and correlation risks; changes in the credit ratings of the Group; ineffective management of capital or changes to capital adequacy or liquidity requirements; litigation and regulatory investigations; changes to the valuation of financial instruments recorded at fair value; competition and consolidation in the banking sector; the  ability of the Group to attract or retain senior management or other key employees;regulatory or legal changes (including those requiring any restructuring of the Group's operations) in the United Kingdom, the United States and other countries in which the Group operates or a change in United Kingdom Government policy; changes to regulatory requirements relating to capital and liquidity; changes to the monetary and interest rate policies of central banks and other governmental and regulatory bodies; changes in UK and foreign laws, regulations, accounting standards and taxes, including changes in regulatory capital regulations and liquidity requirements; impairments of goodwill; pension fund shortfalls; general operational risks; HM Treasury exercising influence over the operations of the Group; insurance claims; reputational risk; the ability to access the contingent capital arrangements with HM Treasury; the Group's participation in the Asset Protection Scheme (APS) and the effect of the APS on the Group's financial and capital position; the conversion of the B Shares in accordance with their terms; limitations on, or additional requirements imposed on, the Group's activities as a result of HM Treasury's investment in the Group; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this presentation speak only as of the date of this presentation, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this presentation do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 May 2012

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary